Exhibit 21.1

LIST OF SUBSIDIARIES

Name	State of Incorporation

TradeStation Technologies, Inc.	Florida
TradeStation Securities, Inc.	Florida
TradeStation Forex, Inc.	Florida
TradeStation Europe Limited	United Kingdom